Vacasa, Inc.

850 NW 13th Avenue

Portland, Oregon 97209

December 28, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Donald Field

Re:	Vacasa, Inc.
Registration Statement on Form S-1
Filed on December 28, 2021
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Vacasa, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on December 30, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Benjamin Cohen of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Vacasa, Inc.

By:	/s/ Matthew Roberts
Name: Matthew Roberts
Title: Chief Executive Officer